SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 7)

                             Cutter & Buck, Inc.
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                                (Name of Issuer)

                          Common Stock, no par value
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                         (Title of Class of Securities)

                                    232217109
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                         200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854

                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  September 7, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would

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alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      232217109              SCHEDULE 13D/A         PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                559,635 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     1,430,340 (see Item 5)

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,430,340  (see Item 5)

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      232217109              SCHEDULE 13D/A         PAGE 3 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                870,705 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,430,340 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,430,340  (see Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.5% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      232217109              SCHEDULE 13D/A       PAGE 4 OF 7 PAGES
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         The Schedule 13D filed on July 12, 2004 by Pirate Capital LLC, a
Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, no par value (the "Common Stock"), of Cutter & Buck, Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 27, 2004, Amendment No. 2 filed on August 25, 2004, Amendment No. 3 filed on December 13, 2004, Amendment No. 4 filed on May 3, 2005, Amendment No. 5 filed on July 21, 2005 and Amendment No. 6 filed on August 17, 2005, is hereby further amended as set forth below by this Amendment No. 7. The principal executive office of the Issuer is located at 701 North 34th Street, Suite 400, Seattle, WA 98103.


ITEM 2.           IDENTITY AND BACKGROUND

        Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         (a), (b), (c) and (f) This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. The principal business of Pirate
Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Common Stock were derived from available capital of the Reporting Persons and their affiliates. A total of $16,247,101.85 was paid to acquire the Common Stock as detailed in Item 5.

ITEM 4.           PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Persons originally acquired the Common Stock for investment in the ordinary course of business. The Reporting Persons believe that the Common Stock is undervalued and represents an attractive investment opportunity. Representatives of the Reporting Persons have engaged in and may continue to engage in discussions with representatives of the Issuer concerning, among other things, the business and operations of the Issuer and various approaches that the Reporting Persons believe will enhance shareholder value.

        Following several discussions with the Issuer, on August 17, 2005, Jolly Roger Fund LP, for which Pirate Capital LLC acts as the General Partner, sent a formal notice to the Secretary of the Issuer (the "Notice") of its intention to nominate two individuals, David A. Lorber and Carlton B. Klein, for election to the board of directors of the Issuer (the "Board") and put forth four corporate governance proposals at the 2005 Annual Meeting of Shareholders of the Issuer. On the same date, Pirate Capital LLC delivered a letter (the "Notification Letter") to the Chairman of the Board of the Issuer, among other things, disclosing delivery of the Notice. A copy of the Notice is provided in Exhibit A and incorporated herein by reference and a copy of the Notification Letter is provided in Exhibit B and incorporated herein by reference. Any descriptions of the Notice or the Notification Letter are qualified in their entirety by reference to the Notice and the Notification Letter.

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CUSIP NO.      232217109              SCHEDULE 13D/A           PAGE 5 OF 7 PAGES
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     As a result of continued discussions between the Reporting Persons and the
Issuer, on September 7, 2005, the Issuer agreed to submit the following corporate governance proposals at the 2005 Annual Meeting of Shareholders: (i) the acceleration of the declassification of the Board such that all directors will be up for election at the 2006 annual meeting of shareholders and (ii) the elimination of supermajority voting requirements relating to the declassification of the Board. Shareholders will, at the 2005 Annual Meeting of Shareholders, have the opportunity to approve these proposals to have directors stand for election annually and eliminate the supermajority voting requirements. Additionally, as a result of the discussions with the Reporting Persons, the Issuer has agreed to accelerate the expiration of the Issuer's shareholder rights plan to November 18, 2005. The Issuer has also agreed to reimburse the Reporting Persons for their incurred expenses of $60,000 relating to their advocacy of these proposals. As a result of the Issuer agreeing to these corporate governance reforms as advocated by the Reporting Persons, the Reporting Persons have agreed to support the Issuer's nominees for director, Douglas G. Southern and John T. Wyatt, at the 2005 Annual Meeting of
Shareholders and not solicit their own proxies.

     The Reporting Persons intend to review the investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer, including potential equity issuances or repurchases. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of the shares of Common Stock (the "Shares"), engaging in short selling of or any hedging or similar transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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CUSIP NO.      232217109              SCHEDULE 13D/A           PAGE 6 OF 7 PAGES
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September __, 2005


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title:   Portfolio Manager



                                           THOMAS R. HUDSON JR.


                                           /s/ Thomas R. Hudson Jr.
                                           ---------------------------

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CUSIP NO.      232217109              SCHEDULE 13D/A           PAGE 7 OF 7 PAGES
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                                       EXHIBIT INDEX
                                       -------------

1.  Exhibit A - Notice to Secretary of the Issuer from Jolly Roger Fund LP, dated August 17, 2005. (previously filed)

2.  Exhibit B - Letter from David A. Lorber on behalf of Pirate Capital LLC to
                Douglas G. Southern, Chairman of the Board, dated
                August 17, 2005. (previously filed)

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